UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

SEC FILE NO. 000-26906

CUSIP NUMBER 046220109

(Check One):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	September 30, 2009

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Asta Funding, Inc.

Full Name of Registrant
Not applicable.

Former Name if Applicable

210 Sylvan Avenue

Address of Principal Executive Office (Street and Number)
Englewood Cliffs, New Jersey 07632

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b)	The subject annual report, semi-annual report, transition report on Form10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subsequent distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report, or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)
The Company’s principal revolving credit facility has for a number of years been with a consortium of banks, with Israel Discount Bank, as agent. The balance of the Company’s revolving credit line had been paid down from a principal balance of approximately $84 million at September 30, 2008 to $18.3 million at September 30, 2009 and further reduced to $6.2 million at November 30, 2009. The facility was due to mature on December 31, 2009. However, it determined that at the current levels of debt it was preferable to repay the facility in its entirety.
On December 14, 2009, the Company repaid the Israel Discount Bank credit facility in its entirety ($3.6 million) with proceeds from a new $6 million revolving credit agreement with Bank Leumi. The Bank Leumi facility has a maturity date of December 31, 2010, carries an interest rate of the Bank’s reference rate plus 2% (with a floor of 4.5%) and is fully collateralized by pledged assets of GMS Family Investors, LLC, an investment company 100% owned by members of the Stern family.
As senior management has been engaged in negotiating the new revolving credit facility with Bank Leumi, the Company is unable to file its annual report on Form 10-K for the year ended September 30, 2009, within the time period prescribed for such report without unreasonable effort or expense. The Company does anticipate being able to file its annual report within 15 calendar days.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification.

Robert J. Michel, Chief Financial Officer	(201) 567-5648
(Name and Title)	(Area Code) (Telephone Number)
(2)	Have all other periodic reports required under Sections 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will e reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to the continued slow down in the economy, the Company has experienced a corresponding slowing of collections and a lower level of portfolio purchases, which caused lower finance income and higher impairments during the fourth quarter and fiscal year ended September 30, 2009, as compared to the fourth quarter and fiscal year ended September 30, 2008. The Company expects to report a net loss of approximately ($79 million), or ($5.55) per share, and a net loss of ($90 million), or ($6.36) per share, for the fourth quarter and fiscal year ended 2009, respectively, as compared to net income of $782,000, or $0.05 per share, and $8.8 million, or $0.62 per diluted share for the fourth quarter and fiscal year ended September 30, 2008, respectively. Impairment charges of $137 million and $183.5 million were included in the in the fiscal fourth quarter and full year results of fiscal year 2009, respectively, partially offset by tax benefits of $49.0 million and $56.8 million recorded in the fourth quarter and fiscal year of 2009, respectively.

Asta Funding, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	December 15, 2009	By:	/s/ Robert J. Michel

Name: Robert J. Michel
Title: Chief Financial Officer
INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than by an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.